Exhibit 99.2

SYSTEMS XCELLENCE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Systems Xcellence Inc. (the “Corporation”) will be held at the InterContinental Toronto Centre, Ontario Room, 225 Front Street West, Toronto, Ontario, Canada, on Wednesday, the 16th day of May, 2007 at 4:30 p.m. in the afternoon (Toronto time) for the following purposes:

(a)	to receive the Annual Report of the Corporation which contains the financial statements of the Corporation for the fiscal year ended December 31, 2006 and the report of the auditors thereon;

(b)	to elect directors;

(c)	to re-appoint auditors and to authorize the directors to fix their remuneration;

(d)
to consider and, if thought advisable, approve a special resolution approving an amendment to the articles of the Corporation to change the name of the Corporation to “SXC Health Solutions Corp.” or such other name as the directors may determine and which may be acceptable to the applicable regulatory authorities;

(e)
to consider and, if thought advisable, approve a special resolution (the “Continuance Resolution”) authorizing the continuance of the Corporation from the Canada Business Corporations Act to the Business Corporations Act (Yukon) (the “Continuance”);

(f)
to consider and, if thought advisable, approve a resolution authorizing amendments to the Corporation’s stock option plan (the “Stock Option Plan”) to (a) reserve for issuance an additional 1,562,500 common shares under the Stock Option Plan; and (b) permit any option granted under the Stock Option Plan that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out;

(g)
to consider and, if thought advisable, approve a resolution authorizing the adoption of an employee stock purchase plan and to approve the proposed maximum number of common shares of 150,000 issuable from treasury thereunder; and

(h)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The directors of the Corporation have fixed the close of business on March 20, 2007 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

DATED at Milton, Ontario, as of the 21st day of March, 2007.

BY ORDER OF THE BOARD

/s/ JEFFREY PARK

Jeffrey Park Senior Vice President, Finance and Chief Financial Officer

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

Pursuant to section 190 of the Canada Business Corporations Act (the “CBCA”), registered holders of common shares have the right to dissent in respect of the Continuance Resolution. If the Continuance becomes effective, a registered holder of common shares who dissents (a “Dissenting Shareholder”) will be entitled to be paid the fair value of such common shares if the Dissenting Shareholder sends to the Corporation at or before the Meeting a written objection to the Continuance Resolution (a “Notice of Dissent”) and the Dissenting Shareholder shall have otherwise complied with section 190 of the CBCA (which is described in the accompanying management information circular under the heading “Rights of Dissent under the CBCA”). Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any dissent rights.

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with the Corporation’s registrar and transfer agent, CIBC Mellon Trust Company, at least 48 hours prior to the commencement of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.